
02036999

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2002.
Total number of pages: 9.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number | Page Number

May 16, 2002

Nomura Holdings, Inc. Announces Grant of Stock Options by Stock Acquisition Rights (Shinkabu-Yoyaku-Ken)
(Issuance of stock acquisition rights without receipt of consideration pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan)

Nomura Holdings, Inc. (NHI) hereby serves notice that at a meeting held today, the Board of Directors approved a resolution to submit a proposal of issuance of stock acquisition rights without receipt of consideration in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan at the 98th Annual General Meeting of Shareholders to be held on June 26, 2002, with details as follows:

1. Reason for Issuing Stock Acquisition Rights upon Especially Favorable Terms towards Persons other than Shareholders

   NHI is planning to issue the stock acquisition rights as stock options for the purpose of enhancing the incentives for the higher performance of the directors, auditors and employees of NHI and its affiliates and of acquiring talented personnel. The stock acquisition rights will be issued without receipt of consideration and the amount to be paid upon the exercise of the stock acquisition rights will be based on the market price as defined in the summary below.

2. Summary of the Issuance of Stock Acquisition Rights

   (1) Type / Number of Shares under Stock Acquisition Rights:
   Up to 2,500,000 shares of NHI common stock.
   In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. After the adjustment, decimal fractions less than one share shall be omitted.

   Adjusted Number of Shares = Number of Shares before Adjustment × Portion of Split or Consolidation

(2) Total Number of Stock Acquisition Rights to be Issued:

Up to 2,500 stock acquisition rights.

(The number of shares per stock acquisition right shall be 1,000 shares; provided, however, the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3) Issue Price of Stock Acquisition Rights:

To be issued without receipt of consideration.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the "exercise price") shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of NHI in the regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding the date that no trade has been made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In case of a split or consolidation of shares after the issuance of the stock acquisition rights, the exercise price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Portion of Split or Consolidation}}$$

In the case of issuance of new shares or disposition of shares at a price below the market price (excluding the exercise of the stock acquisition rights, conversion of the outstanding convertible bonds and the exercise of the outstanding stock subscription rights (Shinkabu-Hikiuke-Ken)), the exercise price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Outstanding Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Amount per Share}}{\text{Market Price per Share}}}{\text{Number of (Outstanding + Newly Issued) Shares}}$$

Apart from the above, the exercise price shall be appropriately adjusted in a reasonable range if NHI merges with other companies, is divided into separate entities, or reduces its capital, etc.

(5) Exercise Period of Stock Acquisition Rights:
From July 1, 2004 to a date to be resoluted by the Board of Directors up to June 30, 2009.

(6) Conditions for Exercise of Stock Acquisition Rights:
(i) Stock acquisition rights may not be partly exercised.
(ii) The Board of Directors shall determine other conditions for the exercise of the rights.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights:
NHI may, at any time, cancel the stock acquisition rights without any compensation when it has acquired the unexercised stock acquisition rights.

(8) Restriction of Assignment of Stock Acquisition Rights:
Approval of the Board of Directors of NHI shall be required for assignment of the stock acquisition rights.

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

==

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 126 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

May 16, 2002

Nomura Holdings, Inc. Announces Stock Repurchase Program
(Pursuant to Article 210 of the Commercial Code of Japan)

Nomura Holdings, Inc. (NHI) hereby serves notice that at a meeting held today, the Board of Directors approved a resolution to submit a proposal of a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan at the 98th Annual General Meeting of Shareholders to be held on June 26, 2002, with details as follows:

1. Rationale

The stock repurchase program will enable the board of NHI to adopt timely and flexible financial strategies in response to changes in business environment.

2. Details of Stock Repurchase Program
   (1) Type of shares:
   NHI common stock
   (2) Total number of shares authorized for repurchase:
   Up to 100,000,000 shares
   (Representing 5.0% of shares issued and outstanding)
   (3) Total value of shares authorized for repurchase:
   Up to ¥250 billion

Note: Following approval by shareholders at the 98th Annual General Meeting of Shareholders to be held on June 26, 2002, NHI will be authorized to repurchase its stock until the time of the completion of the General Meeting of Shareholders for fiscal year ended March 2003.

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

==

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 126 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 17, 2002

By: Masanori Itatani

Masanori Itatani
Director